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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated 21 July 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Press release dated 18 July 2003 "ORANGE PLC Initiates Tender Offer and Consent Solicitation with Respect to Its 8 3/4% Senior Notes due 2006".

        This press statement is only being communicated in accordance with Article 67 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended.

ORANGE PLC

        Initiates Tender Offer and Consent Solicitation with Respect to Its
8 3/4% Senior Notes due 2006

        London, England—18 July 2003—Orange plc, a public limited liability company incorporated under the laws of England and Wales (the "Company"), announced today the commencement of an offer to purchase for cash (the "Tender Offer") any and all of its outstanding 8 3/4% Senior Notes due 2006 (the "Notes") and a concurrent solicitation of consents from holders of Notes (the "Consent Solicitation") to adopt amendments (the "Proposed Amendments") to the Indenture dated 11 June 1999 under which the Notes were issued. The Proposed Amendments, if adopted, will eliminate substantially all restrictive covenants and certain event of default provisions under the Indenture.

        If the Tender Offer and Consent Solicitation is consummated, the "Total Consideration" that will be paid to holders of Notes who validly tendered, and did not validly withdraw, their Notes on or prior to the Consent Date (as defined below) will be calculated using a fixed spread of 75 basis points over the yield to maturity of 2.00% United States Treasury Notes due May 15, 2006 (the "Reference Security"). The yield to maturity of the Reference Security will be set at 9:00 a.m., New York City time, on the second business day before the Expiration Date (as defined below). Included in the Total Consideration is a Consent Payment. Holders who validly tender their Notes after the Consent Date (including those who withdraw their tenders prior to the Consent Date and then re-tender their Notes following the Consent Date) and prior to the Expiration Date shall receive the Total Consideration less the Consent Payment (as defined below) (the "Purchase Price"). The "Consent Payment" is equal to $20 per $1,000 principal amount of Notes purchased payable to holders of Notes who validly tendered, and did not validly withdraw, their Notes on or prior to the Consent Date.

        Payment for all Notes validly tendered, and not validly withdrawn, will be on a date as soon as practicable following the date the Company accepts tendered Notes for payment pursuant to the terms and subject to the conditions of the Tender Offer and Consent Solicitation (the "Payment Date"). The Company currently expects the Payment Date for all Notes to be on August 20, 2003. Accrued and unpaid interest in respect of the Notes, from the last interest payment date prior to the Payment Date up to but excluding the Payment Date, shall be paid on the Payment Date to all holders whose Notes have been validly tendered, and not validly withdrawn, and accepted for purchase.

        The Tender Offer and Consent Solicitation will expire at 5:00 p.m., New York City time, on August 15, 2003, unless extended or earlier terminated (such time and date, as the same may be extended, the "Expiration Date"). Holders of Notes must validly tender their Notes on or prior to the Expiration Date in order to receive the Purchase Price.

        Holders of Notes must validly tender their Notes on or prior to 5:00 p.m., New York City time, on August 1, 2003 (such time and date, as the same may be extended, the "Consent Date") in order to receive the Total Consideration. Holder of Notes may withdraw their tendered Notes and revoke their consents at any time prior to the Consent Date, but not thereafter.

        Tenders of Notes pursuant to the Tender Offer will be deemed to constitute the delivery of consents to the Proposed Amendments with respect to the Notes tendered. Holders of Notes may not consent to the Proposed Amendments without tendering their Notes and may not tender their Notes without consenting to the Proposed Amendments. A tendering holder of Notes must consent to the Proposed Amendments as an entirety and may not consent selectively with respect to only some of the Proposed Amendments. Holders may not withdraw such tenders or revoke such consents after the Consent Date and Notes tendered and consents delivered after the Consent Date may not be withdrawn or revoked, unless in either case the Tender Offer and Consent Solicitation is terminated without the Notes being purchased.

        Consummation of the Tender Offer and Consent Solicitation is conditioned upon, among other things, receipt of duly executed and unrevoked consents to the Proposed Amendments from holders of Notes representing at least a majority of the outstanding aggregate principal amount of the Notes.

        This announcement is not an offer to purchase the Notes. The Tender Offer and Consent Solicitation is made solely pursuant to the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation dated 18 July 2003 (the "Offer Statement") and the accompanying Consent and Letter of Transmittal and related documents (the "Letter of Transmittal"). The Offer Statement and the Letter of Transmittal should be read carefully before any decision is made with respect to the Tender Offer and Consent Solicitation.

        Citigroup Global Markets Inc. is acting as the exclusive dealer manager for the Tender Offer. The depositary and information agent for the Tender Offer is Global Bondholder Services Corp.

        Copies of the Offer to Purchase, the Letter of Transmittal and related documents can be obtained (as well as additional information about the terms and conditions of the Tender Offer and Consent Solicitation and how to tender Notes) by contacting the depositary and information agent at Global Bondholder Services Corp., 65 Broadway—Suite 704, New York, New York 10006, (telephone: (866) 470-4500 (toll free) (212) 430-3774 (collect)). Additional information regarding the terms of the Tender Offer and Consent Solicitation may be obtained from the dealer manager, Citigroup Global Markets Inc., 390 Greenwich Street, 4th Floor, New York, New York 10013, (telephone: (800) 558-3745 (toll free), (212) 723-6106 (collect)).

        This announcement does not constitute a recommendation regarding the tender offer and consent solicitation by any of the Company, the Depositary and the Information Agent or the Dealer Manager, nor any of their respective officers, directors, employees or affiliates. Holders should seek advice from an independent financial advisor as to the suitability of the transactions described herein for the individual concerned.

For further information, please contact:

Orange Investor Relations
Patricia Lefranc Group Head of Investor Relations	+ 44 (0	) 20 7984 1691
Katie Evans Investor Relations Manager	+ 44 (0	) 20 7984 1710
Amélie Condroyer Investor Relations Manager	+ 44 (0	) 20 7984 1710

Notes to Editors

        Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at the end of March 2003, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with over 19.2 million registered customers. As at the end of March 2003, Orange controlled companies had 44.9 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
DATE: 21 JULY 2003	By:	/s/ PHILIPPE MCALLISTER Philippe McAllister Director

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ORANGE PLC
SIGNATURES